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M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
         Office of International Corporate Finance
         Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: _____

COMPANY NAME: *Inter American Development Bank*

COMPANY
     ADDRESS: _____

COMPANY STATUS: ACTIVE _A_   BRANCH: _____

FILE NO.: 83-*00001*   FISCAL YEAR: _____

(03/94)



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

USD1,250,000,000 Floating Rate Notes due February 19, 2010

Filed pursuant to Rule 3 of Regulation IA

Dated: January 30, 2009

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the USD1,250,000,000 Floating Rate Notes due February 19, 2010 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated January 30, 2009 (the "Terms Agreement") and the Pricing Supplement dated as of January 30, 2009 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per		
Note: 100.00%	0.01%	99.99%
Total: USD1,250,000,000	USD125,000	USD1,249,875,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated April 3, 2008
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO   INTER-AMERICAN DEVELOPMENT BANK
BANCO INTERAMERICANO DE DESENVOLVIMENTO   BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

Exhibit A

April 3, 2008

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-25/08, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 257

USD 1,250,000,000 Floating Rate Notes due February 19, 2010
(the "Notes")

Issue Price: 100 percent

No application has been made to list the Notes on any stock exchange

RBS Greenwich Capital

The date of this Pricing Supplement is as of January 30, 2009

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	257
2.	Aggregate Principal Amount:	USD1,250,000,000.
3.	Issue Price:	USD1,250,000,000, which is 100 percent of the Aggregate Principal Amount.
4.	Issue Date:	February 3, 2009.
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 7(c) of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	USD1,000 or any integral multiple thereof.
7.	Specified Currency (Condition 1(d)):	U.S. Dollar ("USD") being the lawful currency of the United States of America.
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S. Dollar ("USD") being the lawful currency of the United States of America.
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S. Dollar ("USD") being the lawful currency of the United States of America.
10.	Maturity Date (Condition 6(a)):	February 19, 2010.
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II)).
12.	Interest Commencement Date (Condition 5(III)):	February 3, 2009.

13. Variable Interest Rate (Condition 5(II)):

    (a)   Calculation Amount (if different than Principal Amount of the Note): USD1,000.

    (b)   Business Day Convention: Following Business Day Convention.

    (c)   Specified Interest Period: Not Applicable.

    (d)   Interest Payment Date: Quarterly in arrear on May 19, 2009, August 19, 2009, November 19, 2009 and February 19, 2010 with a long first coupon on May 19, 2009.

(In respect to the determination of the Reference Rate for the Interest Period from and including the Interest Commencement Date to but excluding May 19, 2009 (being a long first Interest Period) the Reference Rate shall be calculated by the Calculation Agent by linear interpolation between 3-Month USD-LIBOR-BBA and 4-Month USD-LIBOR-BBA).

Each Floating Rate Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention.

    (e)   Reference Rate: 3-Month USD-LIBOR-BBA

"3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 3 months which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11.00 a.m., London time;

"Interest Determination Date" means the date that is two London Banking Days prior to the commencement of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 3-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 3 Months commencing on the Interest Determination Date and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in USD to leading European banks for a period of 3 months commencing on the Interest Determination Date and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to quote available, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties but all determinations made by the Calculation

4

Agent shall be made in good faith.

"4-Month USD-LIBOR-BBA" shall be determined as set forth under "3-Month USD-LIBOR-BBA" whereby references to "3-Month" or "3 months" shall be replaced by references to "4-Month" or "4 months" respectively.

(f)   Primary Source for Interest Rate Quotations for Reference Rate: Reuters.

(g)   Calculation Agent: See "7 Identity of Calculation Agent" under "Other Relevant Terms"

14.   Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a)   Spread: Minus 0.03 percent.

(b)   Variable Rate Day Count Fraction if not actual/360:   Act/360

(c)   Relevant Banking Center: London and New York.

15.   Relevant Financial Center: London and New York.

16.   Relevant Business Day: London and New York.

17.   Issuer's Optional Redemption (Condition 6(e)):   No.

18.   Redemption at the Option of the Noteholders (Condition 6(f)):   No.

19.   Governing Law: New York.

20.   Selling Restrictions: The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8. 2001, which are incorporated by reference into the Terms Agreement.

(a)   United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S.

Securities Exchange Act of 1934, as amended.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations.

(b)   United Kingdom: The Dealer represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c)   General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.   Listing: None

2.   Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: Euroclear Bank SA/NV; Clearstream Banking, société anonyme; The Depository Trust Company.

3.   Syndicated: No.

4.   Commissions and Concessions: A selling concession of 0.01 per cent. of the Aggregate Principal Amount.

5. Codes:

    (a)   Common Code: Not Applicable.

    (b)   ISIN: US45818WAC01

    (c) · CUSIP: 45818WAC0 .

6. Identity of Dealer: Greenwich Capital Markets, Inc.

7. Identity of Calculation Agent   Citibank, N.A.
(if not the Global Agent):

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

8. Provisions for Registered Notes:

    (a) Individual Definitive Registered   No
    Notes Available on Issue Date:

    (b) DTC Global Note(s)   Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

    (c) Other Registered Global Notes: No.

General Information

Additional Information Regarding the Notes

1.   The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2.   United States Federal Income Tax Consequences

A)   United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15 percent where the holder has a holding period greater than one year.

INTER-AMERICAN DEVELOPMENT BANK

By: _____
Name: Edward Bartholomew
Title: Chief Financial Officer and General
            Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 257 UNDER
THE PROGRAM

January 30, 2009

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's USD1,250,000,000 Floating Rate Notes due February 19, 2010 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on February 3, 2009 (the "Settlement Date"), at an aggregate purchase price of USD1,249,875,000 adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the

Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, which is the issue price of 100 per cent. of the principal amount (USD1,250,000,000) less a selling concession of 0.01 per cent. of the principal amount (USD125,000). For the avoidance of doubt, the Dealer's purchase price after the above adjustments shall be USD1,249,875,000.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depositary Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

    • a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    • a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any

rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to, such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
               Chief, Capital Markets Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

Greenwich Capital Markets, Inc.
600 Steamboat Road
Greenwich, CT 06830
Attention: Debt Capital Markets Syndicate
Telephone: 203-618-6166
Fax: 203-873-4534

6.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby: .

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, (B) notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations; and (C) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in

or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

GREENWICH CAPITAL MARKETS, INC.

(the "Dealer")

By: _____

Name: James Stirling
Title: Senior Vice President

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager,
          Finance Department



END